SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
ACT OF 1934

For the month of November 2005

(Commission File No. 001-12670)

GRUPO MEXICANO DE DESARROLLO S.A.
(Exact name of registrant as specified in its charter)

Mexican Development Group
(Translation of registrant’s name in English)

Carretera Mexico-Toluca 4000
Cuajimalpa, D.F. 0500
Mexico
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ___ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ___ No    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

The Report includes a press release issued on November 14, 2005 by the Company announcing a capital increase and pre-emptive rights offering being conducted by the Company in Mexico, and a notice dated November 14, 2005 sent by The Bank of New York, as depositary of the Company’s ADRs, to holders thereof informing them of the Company’s decision to terminate its ADR program.

FOR IMMEDIATE RELEASE

Grupo Mexicano de Desarrollo, S.A. Announces
Capital Increase and Pre-Emptive Rights Offering

Mexico City, November 14, 2005, Grupo Mexicano de Desarrollo S.A.
(BMV: GMD), a Mexican corporation (the “Company”), announced today that the extraordinary shareholders’ meeting of the Company held on November 4, 2005 resolved to increase the capital of the Company, with the issuance of new shares, in order to have access to additional financial resources, and to support the growth of the business of the Company, in the amount of Ps543,019,680 (Mexican pesos), represented by the issuance of 54,301,968 new Series B common shares, no par value, which will be offered to current shareholders for their preferential subscription at a price of Ps10.00 per share.

The preferential rights mentioned above may be exercised by current shareholders within 20 calendar days following the publication in Mexico of the decision to increase the capital of the Company, which publication was made today. The subscription factor will be of 1.20 new shares per each share currently held.

The shares that remain unsubscribed by the shareholders pursuant to their preferential rights, once the term to exercise the preferential rights has lapsed, will be allocated as the Board of Directors of the Company may freely determine, through the procedures and in the manner determined by the Board, for which this extraordinary shareholders’ meeting resolved to grant upon the Board of Directors the most general powers, including, without limitation, to determine the subscription price per share, which may not be less than the price that the shares will be offered to the shareholders for their preferential subscription.

The shares issued as a result of this increase of the capital of the Company will be (1) registered with the Securities Section of the National Registry of Securities maintained by the Mexican National Banking and Securities Commission, and (2) listed on the Mexican Stock Exchange. These rights of preferential subscription to the increase of the capital of the Company will not be registered in any jurisdiction outside of Mexico, and such rights may be restricted by applicable laws in other jurisdictions. Specifically, the rights of preferential subscription have not and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). For this reason, the rights of preferential subscription may not be offered or sold in the United States, except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Shareholders should contact their brokerage firms or depository institution in order to obtain information related to the exercise of this preferential subscription right.
To obtain more information about the Company, please refer to the annual report filed with the Mexican National Banking and Securities Commission and the Mexican Stock Exchange,

and presented to investors generally. Such annual report is available for consultation in the Internet at the site www.bmv.com.mx and in the web page of the Company at www.gmd.com.mx.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF OFFERS TO PURCHASE OR SUBSCRIBE FOR, SECURITIES IN THE UNITED STATES. THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (“SECURITIES ACT”), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

Company Profile
Grupo Mexicano de Desarrollo, S.A., (“GMD”) established in 1975, has played a major role in Mexico’s social and economic development through more than 400 construction projects in Mexico, including tollroads, bridges, hydraulic developments, tourist developments, public works, industrial developments and private works. GMD’s current projects under operations include: Petacalco, Ecosys, Cancún, Altamira and Puebla and GMD’s projects under development include: Punta Diamante and Isla Mujeres.

# # #
Contact:
C.P. Jose Luis Olvera
Chief Financial Officer
joseluis.olvera@gmd.com.mx
Phone: 011-52-55-8-503-7000

NOTICE TO HOLDERS OF AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS REPRESENTING
SERIES B SHARES OF GRUPO MEXICANO DE DESARROLLO S.A.

Level I Series B Shares - CUSIP: 40048G104- Symbol - GMDBY

You are hereby notified, as holders of the above American Depositary Receipts (“ADRs”), that, pursuant to Section 6.02 of the Series B Deposit Agreement effective December 21, 1993 among Grupo Mexicano de Desarrollo, S.A. (the “Company”), The Bank of New York, as Depositary (the “Depositary”), and the Owners and Beneficial Owners of American Depositary Receipts issued thereunder (the “Deposit Agreement”), that, at the instruction of the Issuer, the Deposit Agreement will be terminated, such termination to be effective at the opening of business on December 14, 2005 (the “Termination Date”).

As a result of the termination of the Deposit Agreement described above, you have until at least December 14, 2006 to decide if you would like to retain your interest in shares of the Issuer. If you do not surrender your ADRs and request delivery of the underlying Issuer shares before the Depositary sells those shares, you will lose the right to receive those shares and instead will be entitled, upon subsequent surrender of your ADRs, to receive the net proceeds of sale of those shares. The date or dates on which the Depositary will sell remaining deposited Issuer shares has not been determined, but it will not be earlier than December 14, 2006.

If you surrender your ADRs for the purpose of withdrawing the underlying Issuer shares before the Depositary sells those shares, you must pay the fee of the Depositary as provided in Section 2.05 of the Deposit Agreement of up to $0.05 per ADS surrendered, a cable fee of $12.50 and any applicable taxes or governmental charges. Payment should be made payable to The Bank of New York.

If you surrender your ADRs to obtain payment of proceeds of sale of Issuer shares after the Depositary sells the remaining deposited Issuer shares, the fee of the Depositary as provided in Section 2.05 of the Deposit Agreement of up to $0.05 per ADS surrendered, the expenses of sale and any applicable taxes or governmental charges will be deducted from the payment you will receive.

If you wish to receive payment of the proceeds of sale of Issuer shares, please do not surrender your ADRs at this time. The Depositary will send a separate notice with instructions to surrender your ADRs after the sale of shares has been completed.

The address of the Depositary is: The Bank of New York, 101 Barclay Street, Floor 22 West, New York, NY 10286. Registered or overnight mail is the suggested method of delivering ADRs to the Depositary.

Terms used in this Notice and not otherwise defined therein shall have the meanings set forth in the Deposit Agreement. For information regarding your Grupo Mexicano de Desarrollo, S.A. ADRs, please contact the Depositary on telephone number 1-888-BNY-ADRS (1-888-269-2377).

THE BANK OF NEW YORK,
as Depositary

Dated: November 14, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Mexicano de Desarrollo S.A.
Date: November 29, 2005	By:	/s/ Jose Luis Olvera Caballero
Name: Jose Luis Olvera Caballero
Title: Chief Financial Officer